Exhibit 12.1

Magellan Midstream Partners, L.P.

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Twelve Months Ended December 31,					Three Months Ended March 31, 2004
	1999	2000	2001	2002	2003
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle *	$89,220	$79,316	$97,613	$107,495	$88,169	$25,695
Fixed charges	20,508	28,438	15,755	33,344	39,779	9,391
Amortization of capitalized interest	457	459	465	471	462	116
Capitalized interest	(1,215)	(1,282)	(764)	(231)	(102)	(129)
Total earnings	$108,970	$106,931	$113,069	$141,079	$128,308	$35,073

FIXED CHARGES:
Interest expense	$19,167	$27,009	$14,606	$22,907	$36,597	$8,515
Capitalized interest	1,215	1,282	764	231	102	129
Debt expense amortization	—	—	253	9,950	2,830	682
Rent expense representative of interest factor	126	147	132	256	250	65
Total fixed charges	$20,508	$28,438	$15,755	$33,344	$39,779	$9,391

Ratio of earnings to fixed charges	5.3	3.8	7.2	4.2	3.2	3.7

* Excludes income from equity investments and minority interest expense.